SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. RADA Electronic Industries Ltd. Proxy Statement for Extraordinary Meeting to be held July 22, 2003.

2. RADA Electronic Industries Ltd. Proxy Statement for Extraordinary Meeting to be held July 22, 2003.

3. Press Release re RADA Electronic Industries Ltd. - Announces an Agreement With its Banks That Will Result in a Reduction of the Outstanding Debt Due to the Banks From $5.5 Million to $2 Million dated June 24, 2003.

                                                                          ITEM 1

                         RADA Electronic Industries Ltd.
                                  Adar Building
                             7 Giborei Israel Street
                             Poleg Industrial Zone,
                                 Netanya, Israel


June 23, 2003

                 NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. shareholders:

     We cordially invite you to an Extraordinary Meeting of Shareholders. It will be held at 10 a.m. on Tuesday, July 22, 2003 at our offices at 7 Giborei Israel Street (Adar Building), Poleg Industrial Zone, Netanya, Israel.

     The purpose of the meeting is to consider and vote upon the ratification of an agreement among our company, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Howard P.L.Yeung, our controlling shareholder, pursuant to which we will restructure our debt to Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., and issue warrants to such banks in lieu of repayment of $1,251,000 of debt owed to them by our company. The banks will enter into put and call agreements with Mr. Yeung with respect to the warrants.

     Our Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                                     Sincerely,

                                                     /s/Herzle Bodinger
                                                     Herzle Bodinger, Chairman

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, to be held on July 22, 2003 and any adjournment thereof. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about June 23, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the proposal set forth in Item 1. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of June 19, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 18,510,716 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.005 per share. According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing one third of the total voting rights in the company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders present in person or by proxy shall be a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

     As a result of Mr. Yeung being the controlling shareholder of our company, the Israeli Companies Law mandates that the proposal will require the affirmative vote of a majority of the ordinary shares represented at the Meeting, provided one of the following conditions is met: (i) at least one-third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting are included in the majority (excluding the vote of abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, shareholders must notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of the proposal. The term "personal interest" is defined as "a person's personal interest in an act or transaction of our company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in our company." If a shareholder fails to notify us as to whether he or she has a personal interest in the proposal, it will be assumed the shareholder has no controlling or personal interest in the item. There will be a specific place on the front of the proxy card to indicate if you have a personal interest in the proposal.

     Abstentions and broker "non-votes" are not counted in determining the outcome of the matter being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding our ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

Security Ownership of Certain Beneficial Owners and Management


     The following table sets forth certain information as of June 15, 2003 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (iii) all directors and executive officers as a group:

                                              Number of
                                           Ordinary Shares        Percentage of
Name                                     Beneficially Owned(1)     Ownership(2)
----                                     ---------------------     ------------

Howard P. L. Yeung (3)(4)(5)...........       15,483,892               62%
Kenneth Yeung (3)(6)...................        1,350,086              7.3%
Most Worth Investments Limited (7).....       1,100,000               5.9%
Herzle Bodinger (8)....................           *                     *
Adar Azancot (8).......................           *                     *
Zvi Alon (8)(9)........................           96,600                *
Dov Sela (8)...........................           *                     *
Guy Shelly (8).........................           *                     *
Adrian Berg (10).......................            4,600                *
Asaf Agmon (8).........................           80,000                *
Roy Kui Chuen Chan (11)................            4,600                *
Ben Zion Gruber (8)(12)................          277,041              1.5%
Peter N. Keyros, Jr. (13)..............           *                     *
Hava Snir (8)..........................           *                     *
Zvi  Tropp (8).........................           *                     *
____________

*    Less than 1%

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     (2)  The  percentages  shown  are  based  on  18,510,716   ordinary  shares
          outstanding as of June 15, 2003.

     (3)  Based  upon,  and  qualified  in its  entirety  with  reference  to, a
          Schedule 13D filed with the Commission on April 24, 2003 and reflecting ownership of ordinary shares as of April 1, 2003. Of the 15,483,892 ordinary shares, 1,350,086 shares are held directly by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother, Kenneth
          Yeung, are each the beneficial of 50% of the shares of Horsham Enterprises Ltd. Accordingly, the Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

     (4) Includes 8,501,218 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.


     (5) The address of Mr. Howard P.L. Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

     (6) The address of Mr. Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

     (7) The address of Most Worth Investments Ltd., a company incorporated in Hong Kong, is c/o 9/F King Fook Building, 30-32 Des Voeux Road, Central, Hong Kong. Most Worth Investments is a wholly owned subsidiary of King Fook Holdings Limited, whose shares are traded on the Hong Kong Stock Exchange. Accordingly, King Fook Holdings may be deemed to be the beneficial owner of the ordinary shares held by Most Worth Investments.

     (8) The business address of Messrs. Bodinger, Alon, Sela, Shelly, Azancot, Agmon, Gruber and Tropp and Ms. Snir is c/o Rada Electronic Industries Ltd., 7 Giborei Israel Street, Netanya, Israel.

     (9) All such ordinary shares are subject to currently exercisable options granted under our stock option plan, one half at an exercise price of $3.75 per share and one half at an exercise price of $5.00 per share. Such options expire in June 2010.

     (10) The business address of Mr. Berg is Alexander & Co., 17 St. Ann's Square, Manchester M2 7 PW, U.K.

     (11) The business address of Mr. Chuen Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

     (12) Includes 177,041 ordinary shares issuable upon currently exercisable warrants at an exercise price of $2.00 per share that were issued in connection with the private placement of our shares in June 2002.

     (13) The business address of Mr. Keyros is One Monument Way, Suite 200, Portland, ME 04101.


          RATIFICATION OF AN AGREEMENT AMONG OUR COMPANY, HOWARD YEUNG,
                OUR CONTROLLING SHAREHOLDER, BANK HAPOALIM B.M.
                          AND BANK LEUMI LE-ISRAEL B.M.
                           (Item 1 on the Proxy Card)

     On June 19, 2003, we agreed upon the terms of a memorandum of agreement with Howard Yeung, our controlling shareholder, and Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., or the Banks, pursuant to which the Banks agreed to restructure part of the approximately $5.5 million of debt we owe to them. Under the terms of the memorandum:

     the Banks agreed to:

     o    extinguish $1,100,000 of debt, and

     o    grant our company an additional $500,000 line of credit, and we agreed to:

     o    pay the Banks $1,100,000,

     o issue to the Banks in lieu of an additional $1,251,000 in debt such number of warrants to purchase our ordinary shares in such number as will equal the quotient of $1,251,000 divided by 50% of the average closing price of our shares during the 90 business days prior to the issuance of such warrants (the "Bank Warrants"). Based on the average closing price of our shares during the 90 business days prior to June 17, 2003, we would be required to issue 4,043,455 Bank Warrants to the Banks under this formula if the closing date were June 17, 2003. The exercise price of the Bank Warrants will be the nominal (par) value of our shares. These warrants will have a term of thirty months, subject to extension at the discretion of our Board of Directors, and may not be exercised for a period of 21 months unless transferred pursuant to the call or put options described below, and

     o issue to the Banks five-year warrants exercisable into 1,100,000 ordinary shares at an exercise price of $2.00 per share (the "$2.00 Warrants").

     The terms of the agreement will be on a pro-rata basis between the Banks based on the amounts owed to the Banks by our company, which will result in a pro-rata proportion of 60% to 40% in favor of Bank Leumi Le-Israel B.M. The Bank Warrants and the $2.00 Warrants will contain anti-dilution protection in the event of corporate actions such as a recapitalization, reorganization, reclassification of share capital, allocation of bonus shares or dividend in kind, or a merger or similar transaction.

     As part of the negotiations, the Banks required that our principal shareholder, Mr. Howard Yeung agree to grant them a put option that will allow the Banks severally to require Mr. Yeung to purchase the Banks' Warrants at the same price paid by the Banks to us. The put option will be exercisable within a 45 day period commencing 18 months after the issuance of the Bank Warrants. Concurrently, the Banks will grant Mr. Yeung a call option allowing him to require the Banks during a 21 month period commencing as of the closing to sell him the Bank Warrants at a price not lower than $1,251,000 and not higher then $1,770,165, the price to be based upon the average closing price of our shares during the 90 business days prior to such exercise. In addition, we have granted Mr. Yeung registration rights with respect to the shares underlying the Bank Warrants and the shares issuable as a result of the exercise thereof, should any of the above options be exercised.

     As a result of the issuances of the Bank Warrants and the $2.00 Warrants to the Banks and the potential purchase of the Bank Warrants by Mr. Yeung, the transaction will require shareholder approval under the rules of the Nasdaq Stock Market and pursuant to the Israeli Companies Law. Shareholder approval will be required because: (i) the transaction may be deemed to be a sale of a controlling interest in our company; (ii) the effective issuance price per ordinary share may be below our book value or net asset value at the time of issuance; (iii) the exercise price of the warrants could ultimately be lower than the market price for our ordinary shares at the time of exercise and (iv) our controlling shareholder, Mr. Yeung, has a personal interest in the transaction.

     Our shares have traded on the Nasdaq SmallCap Market since June 10, 2002. Based on our preliminary financials for the year ended December 31, 2002, it appears that we were not in compliance with Nasdaq's continued listing requirements at such date since our shareholders' equity was lower than the minimum requirement of $2.5 million. However, as a result of the above proposed transaction, which we had originally anticipated would be finalized before fiscal year end, we believe that our shareholders' equity as of December 31, 2002, on a pro forma basis, would have satisfied the requirements for continued listing on the Nasdaq SmallCap Market. We cannot assure you that the Nasdaq Stock Market will under these circumstances agree to maintain our listing on the SmallCap Market since we may be deemed to be not in compliance with the listing standards of the Nasdaq Stock Market until the reorganization is completed. As a result, our shares may be delisted and transferred to the OTC Bulletin Board. Furthermore, even if our current listing is maintained, in the event we continue to incur losses in the future, we would be required to raise additional capital and increase our shareholders' equity in order to maintain our listing on the SmallCap Market. We cannot assure you that the current general trend of the stock market or other factors will not affect the price of our ordinary shares, that our shareholders' equity will continue to be greater than $2.5 million or that we will be able to satisfy the other listing maintenance requirements. Should we fail to satisfy such requirements, our ordinary shares may be delisted from the Nasdaq SmallCap Market and transferred to the OTC Bulletin Board.

     Our Audit Committee as well as our Board of Directors are of the unanimous opinion that this transaction is crucial for our company's financial security and future business prospects and is in our best interest and that of our shareholders. Accordingly, our Audit Committee and our Board of Directors unanimously recommend a vote in favor of the resolution.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     "RESOLVED, that the terms of the memorandum of agreement among our company, Howard Yeung, our controlling shareholder, Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., providing in part for (i) the issuance of warrants to purchase ordinary shares, par value NIS 0.005 per share, of our company at their nominal value, (ii) the put and call option arrangement between each of the above banks and Mr. Yeung, our controlling shareholder, (iii) the grant of registration rights with respect to shares underlying the above warrants to Mr. Yeung, (iv) the authorization of our Board of Directors to extend the terms of such warrants and (v) the issuance of warrants to the Banks to purchase an aggregate of an additional 1,100,000 ordinary shares, be and hereby are ratified and approved and the Company is authorized to enter into a final agreement incorporating such terms."

     The affirmative vote of a majority of the ordinary shares represented at the Meeting, provided one of the following conditions is met: (i) at least one-third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting are included in the majority (excluding the vote of abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company, will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                                  OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Extraordinary Meeting other than those specifically set forth in the Notice of the Extraordinary Meeting and knows of no matters to be brought before the Extraordinary Meeting by others. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

                                             By Order of the Board of Directors,
                                             /s/Herzle Bodinger
                                             Herzle Bodinger
                                             Chairman of the Board

Dated: June 23, 2003

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 Giborei Israel Street
                              Netanya 42504, Israel


           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.005 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary Meeting of Shareholders of the Company to be held on Tuesday, July 22, 2003 at 10:00 a.m. at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Extraordinary Meeting (receipt of which is hereby acknowledged):


                (Continued and to be signed on the reverse side)

                    EXTRAORDINARY MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED

                                  July 22, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

      Please detach along perorated line and mail in the envelope provided.
--------------------------------------------------------------------------------
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------


     (1) To approve the ratification of an agreement among the Company, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Howard P.L.Yeung, the Company's controlling shareholder, pursuant to which the Company will restructure its debt to Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M., issue warrants to such banks to purchase 1,100,000 ordinary shares at $2.00 per share and issue warrants exercisable at par value in lieu of repayment of $1,251,000 of debt owed to them by the Company, and whereby such banks will enter into put and call agreements with respect to such warrants with Mr. Yeung and the Company will provide Mr. Yeung with registration rights with respect to the shares underlying the warrants subject to the put and call agreements.

                  [ ] FOR          [ ] AGAINST              [ ] ABSTAIN


Pursuant to Israeli law, in order to ensure specific majority requirements we are required to inquire of you as to whether you have a personal interest (as described in the proxy statement) with respect to Item 1.

     Do you have a personal interest in the ratification of the agreement among the Company, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Howard P.L.Yeung, the Company's controlling shareholder, as set forth above in Item 1 above and
more fully described in the proxy statement?     YES [ ]      NO [ ]


THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR PROPOSAL 1. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.


To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.[]


Signature of Shareholder _______ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                                                          ITEM 3

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. - Announces an Agreement With its Banks That Will Result in a Reduction of the Outstanding Debt Due to the Banks From $5.5 Million to $2 Million.

Tuesday June 24, 12:25 pm ET

NETANYA, Israel, June 24 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) announced today that on June 22, 2003 it entered into a Memorandum Of Agreement (MOA) with Howard Yeung, its controlling shareholder, Bank Hapoalim B.M., and Bank Leumi Le-Israel B.M for debt restructuring. The Banks agreed to restructure part of the approximately $5.5 million of the RADA debt. Under the terms of the memorandum the Banks agreed to extinguish $1.100,000 of debt and the Company agreed to: (i) pay the Banks $1,100,000, (ii) issue warrants to the Banks in lieu of an additional $1,251,000 in debt, and (iii) issue to the Banks five-year warrants exercisable into 1,100,000 ordinary shares at an exercise price of $2.00 per share. The warrants to be issued in lieu of the $1,251,000 million of debt will be exercisable at par and the number of warrants to be issued will be based on the amount of the debt divided by 50% of the average closing price of the Company's ordinary shares for the 90 days prior to closing.

As part of the agreement the Company's principal shareholder, Mr. Howard Yeung agree to grant a put option against the Banks' warrants at the valuation at which the Warrants were issued. Concurrently, the Banks grant Mr. Yeung a call option allowing him, during a 21 month period commencing as of the closing, to purchase the Banks' Warrants at a price not lower than $1,251,000 and not higher then $1,770,165.

Following the agreement RADA's outstanding debt to the Banks will decrease from $5.5 million to $2 million. The Banks have also agreed to provide RADA with a $500,000 line of credit. This transaction will require shareholder approval under Nasdaq rules and pursuant to the Israeli Companies Law and an extraordinary meeting of shareholders has been scheduled for July 22, 2003.

"We thank Mr. Yeung and both of Israel's largest banks for their continuous trust and support of RADA. This MOA positions RADA to better cope with the technological and business challenges it is facing", stated Adar Azancot, RADA's Chief Executive Officer.

About RADA: RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: June 24, 2003